Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jim B. Rosenberg	August 10, 2011

Re:	PartnerRe Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed on April 8, 2011
File No. 001-14536

Dear Mr. Rosenberg,

We submit this letter in response to the verbal comment received from the staff of the Securities and Exchange Commission (the “Staff”) on July 27, 2011 pursuant to our letter dated June 30, 2011 which was submitted in response to the Staff’s comments dated June 7, 2011, relating to the Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A (the “Proxy”) of PartnerRe Ltd. (the “Company”).

Set forth below is our response to the Staff’s verbal comment. For your convenience, we have included the comment from the Staff in italicized type and have followed the comment with our response.

Please disclose the portion of gross and net premiums that are currently written and earned in Bermuda.  If domestic net premiums written in comparison to foreign net premiums written is not proportionate to your domestic income before tax in comparison to the foreign income before tax, then please provide us with proposed disclosures to be included in future periodic filings explaining the underlying reasons for the disproportionate pre-tax income of domestic operations in relation to your domestic sales.

We acknowledge the Staff’s comment related to the discussion of the Company's domestic and foreign distribution of revenues and pre-tax income in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

In our Form 10-Q for the three months ended June 30, 2011 (“Q2 2011 Form 10-Q”), we have included on page 56 our original response to question 1 of the Staff’s comment letter dated June 7, 2011 and we have also updated our MD&A disclosure to include our response to the Staff’s verbal comment above, that was received on July 27, 2011. For the Staff’s convenience, we have included the relevant excerpt from page 56 of our Q2 2011 Form 10-Q as Appendix A.

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

In our updated MD&A disclosure, we have provided the underlying reasons that may impact our pre-tax income and effective income tax rate in any given period, a comparative table outlining our income tax expense and effective income tax rates for each period, and an analysis of the underlying reasons driving our pre-tax income and effective income tax rate for each period presented. We believe that our updated disclosures in our Q2 2011 Form 10-Q related to our pre-tax income and effective income tax rate provide meaningful and useful information to investors, analysts and other users of our periodic filings, which mirrors management’s own internal analysis of the drivers of the Company’s pre-tax income, income tax expense and effective income tax rate.  As described further below, we do not believe that providing the underlying reasons for the disproportionate pre-tax income of our domestic (Bermuda) operations in relation to our domestic (Bermuda) sales is a meaningful disclosure for our industry or our business, given that sales (termed net premiums written and earned in the reinsurance industry) are not a key driver of our pre-tax income and that management would not use revenues as part of its own internal analysis to explain the drivers of our pre-tax income.

In the reinsurance industry, gross and net premiums written are not revenue metrics. The revenue metric for our reinsurance business is gross and net premiums earned. Gross and net premiums written in the reinsurance industry fluctuate significantly between periods, which is driven by key annual renewal dates for certain types of risks throughout the year, are earned into revenue over time and are not predictive of, or correlated to, the Company’s pre-tax income.

In addition, the distribution of the Company’s net premiums earned between geographic jurisdictions is also not a significant driver of our pre-tax income, income tax expense and effective income tax rate.  While both net premiums earned and the percentage distribution of our net premiums earned between taxable and non-taxable (Bermuda) jurisdictions have remained relatively comparable between periods, our pre-tax income, income tax expense and effective tax rate can be extremely volatile due to the geographic distribution of the major drivers of our pre-tax income. This is demonstrated in the table below (in millions of U.S. dollars):

Three months ended	Net premiums earned	Pre-tax income (loss)	Income tax expense (benefit)	Effective income tax rate

June 30, 2011	$1,107	$$174	$50	28.7%
March 31, 2011	1,065	(833)	(26)	3.1
December 31, 2010	1,205	68	11	16.0
September 30, 2010	1,313	598	73	12.1
June 30, 2010	1,105	209	18	8.5
March 31, 2010	1,154	107	28	25.7

As the above table shows, net premiums earned do not drive our pre-tax income or loss. On a reasonably constant net premiums earned base across the six quarterly periods, the pre-tax loss for the three months ended March 31, 2011 was driven by significant catastrophe losses, whereas the underlying reasons for the significant variability between pre-tax income of $598 million and $68 million during the three months ended September 30, 2010 and December 31, 2010, respectively, was the level of mark to market realized and unrealized gains and losses on investments and the level of catastrophe losses recorded in the statement of operations during each period1.

Accordingly, we do not believe that disclosing the portion of gross and net premiums that are written and earned in Bermuda is a meaningful or useful disclosure for investors, analysts or users of our periodic filings to understand our pre-tax income, income tax expense or effective income tax rate. Such a disclosure within our discussion of pre-tax income and the effective income tax rate would imply a meaningful relationship between our revenues and pre-tax income, which would be misleading to users of our periodic filings, given there is no such relationship.

As previously submitted in our response dated June 30, 2011, we will disclose the split of our pre-tax income between our domestic (Bermuda) and foreign operations in our annual consolidated financial statements, commencing with the year ended December 31, 2011. This information, together with the amended MD&A disclosures that we have provided in our Q2 2011 Form 10-Q describing the underlying reasons that drive our pre-tax income between taxable and non-taxable jurisdictions, will provide useful information to investors, analysts and other users related to our income tax expense and effective income tax rate for each period.  In our future periodic filings, we will continue to include the amended MD&A disclosures that we provided in our Q2 2011 Form 10-Q describing the underlying reasons that drive our pre-tax income between taxable and non-taxable jurisdictions.

As referred to above, we have updated our Q2 2011 Form 10-Q, to include our response to the Staff’s verbal comment above which incorporates the underlying reasons for the variability in our pre-tax income for each period presented between taxable and non-taxable jurisdictions.

As disclosed in our updated MD&A included in our Q2 2011 Form 10-Q, the key driver of our pre-tax income, and the most useful information to investors, analysts and other users related to our pre-tax income, income tax expense and effective income tax rate, are the geographical distribution of where the significant profits and losses emerge during each given period.  While all of the factors listed in the first paragraph of our updated MD&A disclosure are important, the two most significant and volatile drivers of where our profits and losses emerge each period are the quantum and the geographical distribution of our catastrophe losses and realized and unrealized gains and losses on investments. Depending on the nature and location of the particular catastrophe loss (major hurricane, earthquake, flood or tornado for example), any of the Company’s taxable and non-taxable jurisdictions’ pre-tax income could be materially impacted, and some jurisdictions could be very significantly impacted. Similarly, given each of the Company’s subsidiaries and branches holds its own investment portfolio, any of the Company’s taxable and non-taxable jurisdictions’ pre-tax income could be materially impacted by mark to market realized and unrealized gains and losses on the Company’s $18.9 billion investment and cash and cash equivalents portfolio2 which arise from changes in interest rates, credit spreads, equity markets and the general economic climate.

1 Note that the Company adopted ASC 825-10 (previously referred to as Financial Accounting Standards Board Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No.115”) on January 1, 2008 such that all of its investments are marked to market with all changes in realized and unrealized gains and losses on investments reported in the statement of operations.

2 Including the Company’s investments underlying the funds held – directly managed account.

To illustrate how significantly the Company’s pre-tax income (loss) is impacted by catastrophe losses and realized and unrealized gains and losses on investments, the following table shows the level of the Company’s net premiums earned, pre-tax income (loss), catastrophe losses and realized and unrealized gains and losses on investments recorded since January 1, 2008 (in millions of U.S. dollars).

Period ended	Net premiums earned	Net realized and unrealized gains (losses) on Investments	Catastrophe losses	Pre-tax income (loss)

Six months ended June 30, 2011	$2,172	$(34)	$(1,259)	$(659)
Six months ended June 30, 2010	2,258	192	(355)	316
Year ended December 31, 2010	4,776	401	(437)	981
Year ended December 31, 2009	4,120	592	–	1,799
Year ended December 31, 2008	3,928	(531)	(305)	56

The following points can be derived from the above table:

•	As discussed above, net premiums earned (the equivalent of sales or revenue in the reinsurance industry) do not drive the variability in the Company’s pre-tax income (loss);
•
The magnitude of net realized and unrealized gains and losses on investments is a significant factor in determining the variability of our pre-tax income (loss) and, specifically, it is the geographic distribution of those gains and losses between our taxable and non-taxable jurisdictions that drives our income tax expense and effective income tax rate;

•
The magnitude of catastrophe losses is a significant factor in determining the variability of our pre-tax income (loss) and, specifically, it is the geographic distribution of those losses between our taxable and non-taxable jurisdictions that drive our income tax expense and effective income tax rate. The geographic distribution of those losses will depend to a large degree on the nature, type of business and location of the particular risk and event.

In addition, we believe that explaining the underlying reasons for the disproportionate pre-tax income in relation to revenue disclosures within our discussion of pre-tax income and the effective income tax rate would imply there is a meaningful relationship between our revenues and pre-tax income. As discussed herein, there is no such relationship and we believe such a disclosure would be misleading to the users of our periodic filings.

In general, the reinsurance industry’s results, and PartnerRe results in particular given we are a pure reinsurer and we buy limited amounts of ceded retrocession, can be very volatile between periods. Accordingly, given our business model there is no direct correlation, as there may be in other industries, between our revenue (or sales) and the variability in our pre-tax income.

We believe that our updated MD&A disclosure on page 56 of our Q2 2011 Form 10-Q (see Appendix A) provides the underlying reasons for the distribution and variability of our pre-tax income between our taxable (foreign) operations and our non-taxable (domestic) operations, and therefore the underlying reasons driving our effective income tax rates, to enable users of our periodic filings to understand the distribution of our pre-tax income and our effective income tax rate.  As previously discussed, providing the underlying reasons for the disproportionate pre-tax income of domestic operations in relation to our domestic sales would not be useful and would not explain the key drivers behind the quantum, variability and distribution of our pre-tax income.

* * * * *
The Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this information addresses your comment relating to our disclosure.  Thank you for your attention to this matter.

If you have any questions or wish to discuss this letter, please contact me at (441) 294-5211.

Very truly yours,

/s/ David Outtrim

David Outtrim
Chief Accounting Officer
PartnerRe Ltd.

cc:	Tabatha Akins, Division of Corporation Finance
Joel Parker, Division of Corporation Finance

Appendix A

Excerpt from PartnerRe Ltd.’s Form 10-Q for the three months ended June 30, 2011

Income Taxes

The Company’s effective income tax rate, which we calculate as income tax expense or benefit divided by net income or loss before taxes, may fluctuate significantly from period to period depending on the geographic distribution of pre-tax net income or loss in any given period between different jurisdictions with comparatively higher tax rates and those with comparatively lower tax rates. The geographic distribution of pre-tax net income or loss can vary significantly between periods due to, but not limited to, the following factors: the business mix of net premiums written and earned; the geographic location, quantum and nature of net losses and loss expenses incurred; the quantum and geographic location of other operating expenses, net investment income, net realized and unrealized investment gains and losses; and the quantum of specific adjustments to determine the income tax basis in each of the Company's operating jurisdictions.  In addition, a significant portion of the Company’s gross and net premiums are currently written and earned in Bermuda, a non-taxable jurisdiction, including the majority of the Company’s catastrophe business, which can result in significant volatility to the Company's pre-tax net income or loss in any given period.

The Company’s income tax expense and effective income tax rate for the three months and six months ended June 30, 2011 were as follows (in millions of U.S. dollars):

	For the three months ended	For the three months ended	For the six months ended	For the six months ended

	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Income tax expense	$50	$17	$24	$45
Effective income tax rate	28.7%	8.5%	(3.6)%	14.3%

Three-month result

Income tax expense and the effective income tax rate was $50 million and 28.7% in the three months ended June 30, 2011.  Income tax expense and the effective income tax rate during the three months ended June 30, 2011 were primarily driven by the geographic distribution of the Company’s pre-tax net income between its various taxable and non-taxable jurisdictions. Specifically, the income tax expense and the effective income tax rate included a significant portion of the Company’s pre-tax net income recorded in jurisdictions with comparatively higher tax rates, the Company’s non-taxable jurisdictions recorded a net loss which was driven by large catastrophic losses and net realized and unrealized investment losses, without any associated tax benefit, and certain unfavorable tax adjustments were recorded related to foreign branch income taxes and foreign exchange fluctuations.

Income tax expense and the effective income tax rate was $17 million and 8.5% in the three months ended June 30, 2010.  Income tax expense and the effective income tax rate during the three months ended June 30, 2010 were primarily driven by the geographic distribution of the Company’s pre-tax net income between its various taxable and non-taxable jurisdictions. Specifically, the income tax expense and the effective income tax rate included a significant portion of the Company’s pre-tax net income recorded in jurisdictions with comparatively lower tax rates and non-taxable jurisdictions, and a less significant portion of the Company’s pre-tax net income recorded in jurisdictions with comparatively higher tax rates which was driven by the large Deepwater Horizon loss and the charges related to the Company’s voluntary termination plan.

Six-month result

Income tax expense and the effective income tax rate was $24 million and (3.6)% in the six months ended June 30, 2011.  Income tax expense and the effective income tax rate during the six months ended June 30, 2011 were primarily driven by the geographic distribution of the Company’s pre-tax net income between its various taxable and non-taxable jurisdictions. Specifically, income tax expense and the effective income tax rate included a significant portion of the Company’s pre-tax net loss recorded in non-taxable jurisdictions and jurisdictions with comparatively lower tax rates with no associated tax benefit, which were driven by the large catastrophic losses described in the Review of Net Income (Loss), and a modest pre-tax net income recorded in taxable jurisdictions.

Income tax expense and the effective income tax rate was $45 million and 14.3% in the six months ended June 30, 2010.  Income tax expense and the effective income tax rate during the six months ended June 30, 2010 were primarily driven by the geographic distribution of the Company’s pre-tax net income between its various taxable and non-taxable jurisdictions. Specifically, income tax expense and the effective income tax rate included a relatively even distribution of the Company’s pre-tax net income between its various jurisdictions. The Company’s taxable jurisdictions benefitted from significant realized and unrealized investment gains, which were partially offset by significant catastrophe losses related to the Chile Earthquake, the Deepwater Horizon loss and charges related to the voluntary plan, while non-taxable jurisdictions benefitted from a low level of catastrophe losses.